UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Revisions to Earnings Forecasts for the Fiscal Year Ended

March 31, 2008 by Our Consolidated Subsidiary (The Senshu Bank, Limited)

Tokyo, April 14, 2008 — The Senshu Bank, Limited, a consolidated subsidiary of Mitsubishi UFJ Financial Group, Inc., has revised its earning forecasts for the fiscal year ended March 2008 (April 1, 2007 to March 31, 2008) that were announced at the time of its interim results announcement in November 2007. The details are provided in the attached document.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

PRESS RELEASE

The Senshu Bank, Ltd.

Revision of Earnings Forecasts for the Fiscal Year Ended March 2008

and Valuation Loss and Unrealized Loss on Marketable Securities

Tokyo, April 14, 2008 — The Senshu Bank, Limited (“Senshu Bank”) announced today that it has revised its earnings forecasts for the fiscal year ended March 2008 and recorded an impairment loss on its holdings of marketable securities. The details are as follows.

1. Revision of earnings forecasts

Senshu Bank has revised its earning forecasts for the fiscal year ended March 2008 (April 1, 2007 to March 31, 2008) that were announced at the time of its interim results announcement in November 2007. The details are shown below.

(1) Revision of earnings forecasts for fiscal year ended March 2008 (April 1, 2007 to March 31, 2008)

Non-consolidated			(Unit: ¥ million)
	Ordinary revenue	Ordinary profit	Net income
Previously announced forecasts (A)	53,800	10,650	6,600
Revised forecasts (B)	52,800	2,500	2,000
Difference (B – A)	-1,000	-8,150	-4,600
Percentage difference	-1.8%	-76.5%	-69.6%

Consolidated			(Unit: ¥ million)
	Ordinary revenue	Ordinary profit	Net income
Previously announced forecasts (A)	59,400	10,800	7,000
Revised forecasts (B)	58,300	2,500	2,200
Difference (B – A)	-1,100	-8,300	-4,800
Percentage difference	-1.8%	-76.8%	-68.5%

(2) Reasons for revision

1. Non-consolidated

The collateralized debt obligations (CDOs) owned by Senshu Bank have been impacted by the effects of the broadening of the international credit squeeze, and their price as indicated by the securities company that distributes them, which we use as a reference for calculating their market value, has fallen considerably.

The CDOs owned by Senshu Bank do not have sub-prime loans as the underlying assets, and the underlying assets of the CDOs have for the most part not been defaulted on. However, in accordance with the considerable decline in their market value we have decided to record an impairment loss as of the end of the fiscal year ended March 2008.

Furthermore, we project that credit costs will also increase, which has also impacted our decision to revise our forecasts downward.

2. Consolidated

The reasons are mainly the same as those for the non-consolidated revisions.

2. Valuation losses on marketable securities

Senshu Bank classifies its holdings of marketable securities into “bonds to be held until maturity” and “other marketable securities”. Among these, for marketable securities for which the market value or actual value has fallen considerably below book value, we record impairment losses (recorded as valuation losses on marketable securities).

We have calculated our valuation loss on marketable securities (amount of impairment loss) at the end of the fiscal year ended March 2008, and the total amount is as follows:

(A) Total valuation loss on marketable securities as of the end of March 2008	¥5,445 million

(B) Net assets as of the end of March 2007 (A/B x 100)	¥99,098 million (5.4)%

(C) Ordinary profit for fiscal year ended March 2007 (A/C x 100)	¥9,379 million (58.0)%

(D) Net income for fiscal year ended March 2007 (A/D x 100)	¥10,708 million (50.8)%

Reference:

(1)	Senshu Bank’s date for settlement of accounts is March 31.
(2)	An overview of the accounting standards adopted by Senshu Bank for recording of impairment losses is as follows:

For claims on customers that are bankrupt, de-facto bankrupt, or for which there are concerns of bankruptcy: Impairment losses are recorded where the market value has declined below the acquisition price.

For claims on customers under close observation: Impairment losses are recorded where the market value has declined by 30% or more compared to the acquisition price.

For claims on normal customers: Impairment losses are recorded where the market value has declined by 50% or more compared to the acquisition price.

(3)	After recording impairment losses as above, the appraisal difference (unrealized gain) on “other marketable securities” is ¥2,343 million.

3. Unrealized losses on marketable securities

Among Senshu Bank’s holdings of “bonds to be held to maturity” and “shares of affiliates”, for those for which the market value can be calculated rationally, we have calculated the unrealized loss on marketable securities at the end of the fiscal year ended March 2008, and the total amount is as follows:

(A) Total unrealized losses on marketable securities at end of fiscal year ended March 2008	¥3,295 million

(B) Ordinary profit for fiscal year ended March 2007 (A/B x 100)	¥9,379 million (35.1)%

(C) Net income for fiscal year ended March 2007 (A/C x 100)	¥10,708 million (30.7)%

Notes:

1.	This calculation covers all “bonds to be held to maturity” and “shares of affiliates” for which the market value can be calculated rationally.
2.	Book value of marketable securities assessed: ¥40,997 million.

Market value of marketable securities assessed: ¥37,702 million.

3.	Unrealized gains and net unrealized gains on “bonds to be held to maturity” at the end of the fiscal year ended March 2008 are as follows:

Total amount of unrealized gains on “bonds to be held until maturity” at end of fiscal year ended March 2008: ¥727 million.

Total amount of net unrealized gains on “bonds to be held until maturity” at end of fiscal year ended March 2008: -¥2, 567 million.

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Contact:

The Senshu Bank, Limited

Management Planning Division

Tel: 81-72-423-7441